February 4, 2014

United Statements Securities and Exchange Commission

Jennifer Gowetski

Senior Counsel

Re:

Realgold International, Inc.

Amendment No. 1 to Form 8-K

Filed January 28, 2013

File No. 000-21909

Dear Ms Gowetski:

On behalf of Asia Travel Corporation, formerly known as Realgold International, Inc., I hereby submit our responses to your comment letter dated October 28, 2013 on the Amendment No.2 to Form 8-K that we filed on January 28, 2013. Along with the submission of this response letter, we also filed an Amendment No.3 to the Form 8-K.

General

1. We have considered your response to comment 2.  Please revise your risk factors in an amended filing on Form 8-K to highlight the issues that you have discussed in responding to our comment.

Response:

We have revised the risk factors per your comment, as follows:

Our books and records are maintained in accordance with applicable Chinese financial requirements and we engaged a consultant to assist our board and CFO to prepare financial statements. We face the risk that our financial reporting might be affected if our consultant resigns and we fail to immediately engage a new consultant.

Our books and records are maintained in accordance with applicable Chinese financial requirements. The registrant’s financial statements are maintained in accordance with applicable Chinese regulations (“Chinese GAAP”) as determined by its Chief Financial Officer, subject to the direction and control of the registrant’s Board of Directors.  The Chief Financial Officer, together with an outside individual consultant (“Consultant”), is responsible for converting the registrant’s financial statements into US GAAP and for adopting sufficient controls to ensure that such conversion is performed correctly.

The registrant’s financial books and records, and its financial operating systems are maintained by a staff of two individuals, subject to the direction of its Chief Financial Officer.  The Chief Financial Officer, with the assistance of the Consultant, periodically reviews the registrant’s accounting and cash flow procedures to ensure they are satisfactory for the registrant’s operations and not susceptible to theft or manipulation by its personnel.  The registrant’s CFO, with the assistance of the Consultant, supervises the preparation of Financial Statements comporting with PRC GAAP and, with the assistance of the Consultant converts such statements into financial statements in accordance with US GAAP.

The Consultant is engaged on a part-time basis primarily responsible for the preparation of the registrant’s financial statements in accordance with US GAAP.

The Consultant has passed all U.S. CPA examination in 2006. She has worked for U.S. main board listed company for more than 10 years in different positions, which includes Accounting Manager, Financial Reporting Manager and Chief Financial Officer.

The Company does not receive any of those services from accounting firm or other similar organization. Currently, the Company hired a consultant with regard to the U.S. GAAP conversion and preparation of financial reports. As mentioned above, the consultant has passed all U.S. CPA exams. She served for a company listed in NYSE for more than five year, including the position of financial reporting manager and corporate secretary. She received continued trainings on compliance of Sarbanes-Oxley Act of 2002 and SEC reporting by attending regular accounting and audit courses. She served as a chief financial officer for a Nasdaq listed company for three years, which is also based in China.  She is familiar with both the Chinese-GAAP and U.S-GAAP.

Prior to acquisition in November 2012, we were a shell company and has no business operation. The consultant was hired around August of 2012, she spent approximately 60 hours to prepare March 31, 2012 and 2011 Zhuhai Tengda Business Hotel Co., Ltd. combined financial statements and footnotes and the subsequent consolidated review report.  Consultant received $3,210 fees in conjunction with these service.

When working with the Consultant to prepare the financial statements, the Board members received significant amount of knowledge about major U.S. GAAP implication and also gained hands on experiences.

The board members have also been educated by the Consultant about SOX compliance and the evaluation of internal control over financial reporting.

However, since the consultant is only engaged by us on a part-time basis, if this consultant resigns and we fail to immediately hire a new qualified consultant, we may face the risk that we might not be able to prepare the financial statements timely and the effectiveness of our financial reporting might be affected.

Security Ownership of Certain Beneficial Owners and Management

2. We note your response to comment 21 of our letter dated February 28, 2013.  Please revise to provide disclosure regarding the terms, including any restrictions, of your preferred shares and clarify when the preferred shares may be converted.

Response:

We have amended the disclosure of the terms of preferred stock per your comment, as follows:

1.

Designation, Amount and Par Value.

The series of Convertible Preferred Stock of the Corporation consisting of Twenty Thousand (20,000)  shares created pursuant to the Certificate of Designation (the "Certificate of Designation") shall be designated the "Series A Preferred Stock" (the "Series A Preferred Stock") and the authorized number of shares constituting such series shall be Twenty Thousand (20,000), par value $ 0.001. Any and all shares of the Series H Preferred Stock issued by the Corporation which have been paid for and delivered shall be deemed fully paid and holders of record of the outstanding shares of the Series A Preferred Stock shall not be liable for any further call or assessment thereon. Any and all shares of the Series A Preferred Stock issued by the Corporation shall be registered with the Corporation in the name of the holders of the Series A Preferred Stock, and shall appear on the share records of the Corporation in the name of the holders of the Series A Preferred Stock.

2. Conversion.

(A) The holders of Series A Preferred Stock shall have the right to convert the Twenty Thousand (20,000) shares of Series A Preferred Stock into an aggregate of Twenty Million (20,000,000) shares of Common Stock at the conversion rate of one thousand (1,000) shares of Common Stock for each share of Series A Preferred Stock.

(B) Before any holder of Series A Preferred Stock shall be entitled to convert, he or she shall surrender the certificate or certificates representing the Series A Preferred Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or its transfer agent, and shall give written notice to the Corporation at such office that he or she elects to convert the same. The holders of Series A Preferred Stock shall also deliver to the Corporation a Notice of Conversion, specifying therein the date on which such conversion shall be effected (such date, the "Conversion Date"), provided that such date is on or after the date of delivery of the Notice of Conversion. The Conversion Date is specified in a Notice of Conversion, or if the stated conversion date is prior to date of delivery of the Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. The Corporation shall, on the date specified in the Notice of Conversion, or as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, if no date is specified in a Notice of Conversion, issue and deliver to such holder of Series A Preferred Stock a certificate or certificates for the number of shares of Common Stock as such holder is entitled as aforesaid. The Corporation will round down any fractional share resulting from the calculation of Common shares.

(C) The Corporation will not, by amendment of its Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

3. Voting Rights.

The holders of Series A Preferred Stock shall have voting rights as if the shares of the Series A Preferred Stock have been converted into shares of common stock, which is one thousand 1,000 votes per share of Series A Preferred Stock, as of the date of this Certificate of Designation, and as otherwise required by the Nevada Statutes.

4.

Dividends.

The holders of Series A Preferred Stock shall be entitled to the dividend equal to the aggregate dividends for one thousand (1,000) shares of common stock for every one share of  Series A Preferred Stock.

5.

Tax Treatment of Dividends.

For federal income tax purposes, the Corporation shall report distributions on the Series A Preferred Stock as dividends, to the extent of the Corporation's current and accumulated earnings and profits (as determined for federal income tax purposes).

6. Rights upon Liquidation, Dissolution or Winding Up.

(A) Upon any "Liquidating Transaction" (hereinafter defined), the holders of the Series A Preferred Stock shall be entitled to participate in the distribution of assets of the Corporation to the holders of its Common Stock, whether such assets are from capital, surplus or earnings in an amount up to the value of the Series A Preferred Stock at the time of the liquidation.

(B) After payment of the full amount on the liquidating distributions to which each holder of the Series A Preferred Stock is entitled, the holder of the Series A Preferred Stock shall have no light or claim to any of the remaining assets of the Corporation.

(C) For purposes of this Certificate of Designation, a "Liquidating Transaction" of the Corporation shall mean a (i) voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) the sale, transfer, conveyance, other disposal, exclusive lease, exclusive license or other disposition of all or substantially all of the assets, property or business of the Corporation, (iii) the effectuation of a transaction or series of related transactions in which more than fifty (50%) percent of the voting power of the Corporation is disposed of (other than as a direct result of normal, uncoordinated trading activities in the Common Stock generally), (iv) a transaction or series of transactions in which any person or "group" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) acquires more than fifty (50%) percent of the voting equity of the Corporation or (v) a transaction or series of transactions that constitutes or results in a "going private transaction" (as defined in Rule 13(e)-3 promulgated pursuant to the Securities Exchange Act of 1934 and the regulations of the Commission issued thereunder).

7. Assignment and Transfer

The holders of Series A Preferred Stock shall have the right to transfer each share of the Series A Preferred Stock to any third party at any time in such holder's sole and absolute discretion, subject to compliance with applicable securities laws.

8. Miscellaneous.

(A) Notice. Any notice or other communication required or permitted pursuant to this Certificate of Designation shall he sufficiently given if sent by (i) mail by (a) certified mail, postage prepaid, return receipt requested and (b) first class mail, (ii) overnight delivery with confirmation of delivery or (iii) facsimile transmission with an original mailed by first class mail, postage prepaid and addressed.

(B) Enforceability. If any provision which is contained in this Certificate of Designation, should, for any reason, be held to be invalid or unenforceable in any respect under the laws of any State of the United States, such invalidity or unenforceability shall not affect any other provision of this Certificate of Designation and this Certificate of Designation shall be construed as if such invalid or unenforceable provision had not been contained herein.

(C) Governing Law. This Certificate of Designation shall in all respects be construed, governed, pursuant to the internal laws of the State of Nevada without giving effect to the principles of conflicts of laws and be deemed to be an agreement entered into in the State of Nevada and made pursuant to the laws of the State of Nevada, and enforced by courts of the State of New York. The Holder of the Series A Preferred Stock and the Corporation hereby consent and submit to the exclusive jurisdiction of the courts of the State of New York in any action or proceeding and submit to personal jurisdiction over each of them by such courts. The Holder of the Series A Preferred Stock and Corporation hereby waive trial by jury and personal service of any and all process. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

(D) Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Certificate of Designation shall be deemed to have been made unless expressly in writing and signed by the Corporation against whom such waiver is charged; and (i) the failure of the Corporation to insist in anyone or more cases upon the performance of any of the provisions, covenants or conditions of this Certificate of Designation or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants or conditions, (ii) the acceptance of performance of anything required by this Certificate of Designation to be performed with knowledge of the breach or failure of a covenant, condition or provision hereof shall not be deemed a waiver of such breach or failure and (iii) no waiver by the Corporation of one breach by another party shall be construed as a waiver of any other or subsequent breach.

The Series A Preferred Stock is convertible when the holder of Series A Preferred Stock surrenders the certificate or certificates representing the Series A Preferred Stock to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or its transfer agent, and shall give written notice to the Corporation at such office that he or she elects to convert the same. The holders of Series A Preferred Stock shall also deliver to the Corporation a Notice of Conversion, specifying therein the date on which such conversion shall be effected (such date, the "Conversion Date"), provided that such date is on or after the date of delivery of the Notice of Conversion.

Recent Sales of Unregistered Securities

3. We note your response to comment 24 of our letter dated February 28, 2013.  We reissue our comment in part.  Please ensure that, for each transaction, you disclose the exemption relied upon and state briefly the facts relied upon to make the exemption available.  Please refer to Item 701(d) of Regulation S-K.

Response:

We have provided the information per your comment.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

4. We have considered your response to comment 27.   Please note that Rule 2-02 of Regulation S-X also applies to the financial statements of acquired businesses.  Please amend your filing on Form 8-K to provide audited financial statements for the acquired business which meet the requirements of Rule 2-02 of Regulation S-X.

Response:

The history of the acquired business Zhuhai Tengda Business Hotel Co., Ltd.(“Tengda”) was not included in the Form 10-K annual report for year ended March 31, 2012. Since Realgold International is a legal and accounting acquirer. On the date of the acquisition, all of the assets acquired and liabilities assumed from Tengda are based on a fair value allocation, none of the audited amount will be presented in the annual report.   The Form 10-K Annual Report filed on July 12, 2013 for the year ended March 31, 2013 and 2012 has unqualified audit opinion and it has provided the provide audited financial statements for the acquired business which meet the requirements of Rule 2-02 of Regulation S-X.

Exhibit 99.3

5. It is not clear how your revisions have addressed comment 29.   As a result, we reissue the comment.   As disclosed within Item 5.03, we note that you changed your fiscal year end from December 31 to March 31. As such your unaudited consolidated pro forma statement of operations and comprehensive income should represent activity for the fiscal year ended March 31, 2012.  Please note that Realgold’s historical operations when it was a shell company should be reflected within the pro-forma financial statements consistent with the guidance outlined in Rule 11-02(c)(3) of Regulation S-X.

Response:

We have amended the pro-forma financial statement per your comment.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Asia Travel Corporation, formerly known as Realgold International, Inc. (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance.

Truly yours

/s/Tan Lung Lai

President, CEO

Date: February 4, 2014